
11007100

SMARTPROS LTD. 2010 Annual Report to Shareholders

SmartPros is a leading provider of accredited professional education and training to Fortune 500 companies, as well as the major firms and associations in its professional markets.



- more than 2,000 course titles
- distributing 200,000 subscriber e-mail newsletters each month
- a user base of more than 1,000,000 members

Our combined subscription libraries feature more than 2,000 course titles covering subjects in the accounting, financial services, legal, engineering and information technology industries. SmartPros' proprietary Professional Education Center (PEC) offers enterprise distribution and administration of education content and information. In addition, SmartPros produces a popular news and information portal for accounting and finance professionals serving more than one million ads and distributing more than 200,000 subscriber email newsletters each month. SmartPros' network of sites averages more than 900,000 monthly visits, serving a user base of 1,000,000+ members.

Additional information on SmartPros investor relations Webpage



(scan QR code with your smartphone)

- **SmartPros Accounting & Finance™**
  - SmartPros Professional Education Center (PEC)™
  - SmartPros eLPLive™
  - Financial Management Network (FMN)™
  - CPA Report (CPAR)™
  - SmartPros Advantage (SPA)™
  - CPA Report Government/ Not-for-Profit Edition (CPAR Gov/NFP)™
  - This Week in Accounting™
  - LOSCALZO ASSOCIATES™
  - Live CPE seminars for public CPAs
  - In-firm CPE training programs
  - EXECUTIVE ENTERPRISE INSTITUTE (EEI)™
  - Live CPE seminars for finance professionals and CPAs in industry
  - In-house corporate CPE training solutions
  - CPE administration for organizations
- **SmartPros Financial Services™**
  - SmartPros FinancialCampus™
  - Financial Services and Sales Training
  - Online Banking Courseware
- **SmartPros Legal & Ethics™**
  - COGNISTAR®
  - Continuing Legal Education (CLE) Library
  - Organization Training Solutions
  - WORKING VALUES™
  - Corporate Ethics and Compliance Solutions
  - Integrity Alignment Process™
  - Integrity Toolkit™
- **SmartPros Engineering™**
  - General Engineering: Business Management
  - Interactive PE Exam Prep for Civil Engineers
  - Project Management for Engineers
  - Civil Engineering Courses
  - MGI Management Institute Engineering Education Catalog™
  - APICS Certification Exam Prep
- **SmartIT™ Information Technology**
  - WatchIT™ Course Catalog
  - WatchIT™ Customer Education Series
- **Skye Multimedia™**
  - Custom Interactive Training Solutions
  - iReflect™ Training Software
- **SmartPros Interactive™**
  - Media & Video, Web Development & Video Production

SmartPros Marketing Services™
- Marketing Solutions for Accredited Professionals

Dear Fellow Shareholders:



The recession has had a significant impact on our business. Revenue was down and we reported a small loss for the year. Nevertheless, by aggressively managing our expenses, we finished the year on a positive note as we substantially reduced our prior quarters' losses. In addition, our cash position and overall balance sheet remain strong.

- strong balance sheet
- strong cash position
- no debt

For the year ended December 31, 2010, we expended $586,000 to repurchase stock and we paid $196,000 in dividends. Our Board of Directors renewed our $750,000 stock buyback plan in November and recently increased our dividend 25 percent to $.0125 per share in the first quarter of 2011. Even with all of the above, we finished the year with a net increase in cash of $287,000.

When you take a closer look at our revenue breakdown you will see that the decrease in our revenues was due to a decline in the non-subscription portion of our business. For example, our Skye Multimedia division, whose business is entirely custom-designed projects, generated only $1.08 million in revenue in 2010, as compared to $2.87 million in 2009. Approximately 40 percent of Skye's 2010 revenue came in the first quarter, and their revenues progressively got weaker as the year went on. As the economy recovers, we believe Skye will return to pre-2010 performance levels. On a positive note for Skye, they recently launched an updated version of iReflect, its joint venture product, and they have seen a high level of interest from potential customers.

As we move to 2011, we are working on a number of new projects. You may have seen the press release we distributed in February 2011 outlining the acquisition of the rights to a CPE Webinar series called "This Week in Accounting." Along with the rights to this product, Bruce Pounder, the developer of the series, joined SmartPros as our vice president of accounting programs and will be working with us to help us grow our Webinar CPE business. We see the Webinar market as a natural extension to our existing CPE delivery methods.

We are also releasing an updated version of our SmartPros eCampus Learning Management System. SmartPros also received a Brandon Hall Excellence in Technology award for the beta version of our product last year, and we will shortly be migrating clients to this enhanced platform. SmartPros' on-going goal is to grow its products in a manner that exceeds our clients' needs and that stand out from competitive offerings.

Although we see signs that the economy is slowly starting to improve, we anticipate our business will lag any recovery. We remain cautious about our ability to grow revenue in the near term. However, we will continue to manage expenses in a prudent fashion and believe that with our current strong balance sheet and no debt, we will be in a great position as the economy gets going.

My appreciation goes out to our management team for their commitment to make SmartPros successful in these trying times, and for the continued support received by our shareholders.

Sincerely,

Allen S. Greene
Chairman and
Chief Executive Officer



SmartPros® Accounting & Finance

SmartPros is a leading provider of continuing education for accounting and finance professionals.





Financial Management Network (FMN)™

FMN is the leading "update" subscription program for financial and accounting professionals and is a popular solution for Fortune 500 companies. It is available in an offline video group-study format and an online self-study format. FMN produces 48 new courses each year (96 online and self-study credits) focused on the hottest financial topics. FMN also publishes an online archive covering the past 18 months of courseware. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

CPA Report (CPAR)™

CPA Report is our in-depth professional education subscription for accountants in public practice delivered via video and online. It covers the hottest topics affecting the profession and produces more than 48 new segments each year (over 96 credits). Online subscriptions include access to an 18-month archive of past topics. Online courses feature streaming video, easy-to-follow course outlines, interactive quizzes and the ability to track credits and print completion certificates.

CPA Report Government/ Not-for-Profit Edition (CPAR Gov/NFP)™

Video and online subscriptions are available.

SmartPros® Advantage (SPA)™

SPA is our annual CPE subscription program featuring hundreds of online skills-based courses offering a blend of self-study via multimedia and interactive text. Courses include downloadable course materials, interactive quizzes and the ability to track credits and print completion certificates. Topic areas include: Accounting and Auditing, Tax, Financial Planning, Management, Ethics, Technology and Personal Development.



New For 2011

This Week in Accounting Webinar Series

"This Week in Accounting" is a series of one-hour Webinars presented live on a weekly basis. This annual subscription enables CPAs to earn CPE credit while staying on top of developments that affect their employers and clients. Topics include: changes in U.S. GAAP; the convergence of U.S. GAAP with International Financial Reporting Standards (IFRS); financial accounting and reporting controversies; and the latest news about the profession's "movers and shakers."

SMARTPROS LIVE TRAINING

Loscalzo Associates, Ltd.

Loscalzo Associates is a leading provider of live accounting- and auditing-related CPE programs, conferences and seminars. Loscalzo delivers hundreds of seminars each year through state CPA societies, associations of accounting firms and directly with accounting firm clients.

With Loscalzo offerings in the mix, SmartPros now offers a complete blended learning environment for accounting- and finance-related organizations on a national level. Loscalzo, based in Red Bank, New Jersey, operates as a wholly owned subsidiary of SmartPros Ltd.

Executive Enterprise Institute (EEI)

Executive Enterprise Institute (EEI), a leader in providing live, professional education focused upon compliance and best practices topics for almost 40 years, offers a variety of CPE/CLE accredited programs. These conferences and seminars provide critical information and practical insights to attendees from across the globe, delivering a learning experience unsurpassed in content, speakers and networking opportunities.

EEI's conferences and seminars are offered in major cities across the United States, primarily in corporate accounting and financial reporting; taxation; banking; and international compliance topics. EEI's programs are delivered by an outstanding network of expert speakers with proven, engaging presentation skills, and are available on a customized basis for delivery on-site for EEI clients.

We offer an array of "all-you-can-learn" subscriptions specifically targeted for the public, industry, governmental and not-for-profit sectors.





SmartPros® Financial Services





SmartPros® FinancialCampus™

SmartPros' FinancialCampus provides accredited education and training for insurance agents, stockbrokers, financial planners and related professions. FinancialCampus has delivered training to more than one million financial services professionals, and features a catalog of over 250 accredited online courses representing more than 16,000 hours of approved insurance continuing education credits across all state regulators and various professional designations in financial services. FinancialCampus also features a series of securities and insurance pre-licensing training courses.

Financial Services and Sales Training

SmartPros Financial Services Training is a specialized consulting division providing sales management training, product training and marketing support programs for the financial services industry. We deliver training to organizations such as national and regional brokerage firms, large and small banks, insurance companies and product providers. Our client list includes major financial services organizations from every segment of the industry, with a strong international presence. Our programs are delivered online, as well as via live presentation, group discussion, workbook materials and role-play activities.

Online Banking Courseware

SmartPros' Banking catalog features more than 50 online courses to keep banking and financial services professionals up to date on ever-evolving rules, regulations and business trends in the banking industry. Topic areas include: compliance, insurance, lending, management, retirement, and sales and service. Courses feature printable course outlines, instantly graded exams, and the ability to print certificates of completion and track credits. Individual and organizational solutions are available.

SmartPros Financial Services features over 300 online course titles, over 16,000 accredited hours, and a custom consulting and training group.



SmartPros® Legal & Ethics

Serving the educational and compliance needs of today's corporate counsel, legal firms and attorneys.





The SmartPros Legal & Ethics Ltd. subsidiary now encompasses Working Values and Cognistar product lines.

Organizational Training Solutions for Legal Firms and Corporate Counsel

SmartPros offers comprehensive end-to-end solutions for corporations seeking legal education and training solutions. Our programs help professionals and executives stay on top of their game by providing answers to the hot issues of the day through a variety of formats designed to inspire the user. Our clients save time, resources and money on education and training, and have the opportunity to leverage their own in-house content.

Integrity Alignment Process™

SmartPros Integrity Alignment Process aligns employee and manager actions with the organization's values and standards using integrated approaches to communication, learning and process realignment. The Process includes assessments and strategic planning, as well as award-winning training and communication programs.

Integrity Toolkit™

The Toolkit is a compliance center that includes code of business conduct certification, training and assessment tools. It features a Learning Management System that provides employees, managers, senior leaders and board members with the tools each group needs to understand the compliance requirements of the organization and what is required of them to help move the company towards those goals.

Cognistar® Continuing Legal Education (CLE) Library

SmartPros has CLE solutions available in over 20 states, featuring more than 160 online CLE courses. These business-oriented legal programs cover the areas of litigation, intellectual property, corporate and securities law, taxation, labor and employment law, bankruptcy, ethics, professionalism, substance abuse, bias, and more.

Working Values™ Corporate Ethics and Compliance Solutions

SmartPros works with leading organizations to develop programs that align workplace behavior and standards to meet ethics and compliance requirements.



SmartPros® Engineering™





General Engineering: Business Management

More than a dozen courses, including: Increasing Production and Profits, Managing Relationships, Recruiting Stars, and Protecting Your License.

Interactive FE Review

FE Exam Review is available for a one-year subscription on CD-ROM and online (combo) or online only. The FE Exam Review uses interactive quizzes, audio and animated slides to maximize your preparation to pass the exam.

Interactive PE Exam Prep for Civil Engineers

SmartPros' PE Exam Review is a state-of-the-art interactive multimedia tool that simulates the actual PE exam using demonstration problems that are comparable to the real test. The course is available online and on CD-ROM. The review course is jointly produced with the American Society of Civil Engineers.

Project Management for Engineers

This interactive program features 11 critical sections with over 60 individual learning modules and provides more than 35 hours of PDU/PDH credit.

Civil Engineering Courses

Courses include: Roadside Design, Wetlands, Stormwater, Windloads, and Slope Stability. Each of the first four courses has multiple modules available individually for purchase.

MGI Management Institute™ Engineering Education Catalog

MGI's distance education courseware covers a wide range of professional topics for engineers, legal administrators, manufacturing professionals, quality managers, healthcare professionals and others. Since 1968, more than 200,000 professionals have enrolled in MGI courseware.

APICS CPIM Certification Program

In partnership with APICS, The Association for Operations Management, SmartPros has developed the "Certified in Production and Inventory Management (CPIM)" program. There are currently over 90,000 certified professionals who have completed the program.

Green Engineering Catalog

SmartPros Engineering features a catalog of "green" engineering modules designed to meet the growing demands for eco-friendly engineering processes. These comprehensive online courses are designed for certified engineers, as well as related architecture and construction professionals.

LEED GA Exam Review

The LEED green building certification program encourages and accelerates global adoption of sustainable green building and development practices through a suite of rating systems that recognize projects that implement strategies for better environmental and health performance. SmartPros LEED GA Exam Review is comprised of six modules and 18 hours of online courseware. The program offers step-by-step instruction for the LEED application and certification process. Engineers taking the LEED GA exam review receive the added benefit of three PDH credits for continuing education for each module completed.

Power Management Courses

SmartPros, in conjunction with Power Management Concepts, a leading engineering firm and education provider in mission-critical data center management, offers a Certificate in the Principles of Data Center Energy Efficiency. The certificate focuses on the fundamentals of mission-critical infrastructure, with an emphasis on data center energy efficiency and conservation. In addition to the Certificate in the Principles of Data Center Energy Efficiency, SmartPros Green Engineering and Power Management Concepts offers a comprehensive set of 13 online courses, which range from fundamentals to in-depth knowledge of essential elements, such as Data Center Cooling, UPS Systems and Raised Access Floors, as well as the latest best practices in design and operations.



SmartPros Engineering has alliances with professional and technical societies and nationally recognized organizations to develop online courses that fulfill PDH/PDU requirements.





SmartIT

WatchIT™ Course Catalog

WatchIT is designed for business and IT professionals looking to enhance their overall IT literacy. WatchIT features the experience of real-world experts delivered on-demand wherever and whenever a professional needs to learn. We offer over 250 rich media-based courses, and produce three to five new titles each month in online video and offline formats (podcasts, DVD, etc.). Customers also use our courseware for professional education and professional development. WatchIT helps smart people stay smart; at their pace, and at a time that's convenient.

WatchIT™ Customer Education Series

WatchIT produces education programs that enable technology companies to educate business and technology professionals about new products and services. The programs are used to demonstrate thought leadership, enable sales readiness and generate new business.



Skye Multimedia

Custom Interactive Training Solutions

For over 16 years Skye has designed and produced interactive training and marketing applications for electronic delivery via the Internet, CD, DVD, video and kiosk. Skye also develops mobile applications. Our staff consists of instructional designers, writers, graphic designers, animators, developers, and project managers.

In addition, Skye also has a portfolio of off-the-shelf publishing tools that assist an organization in developing and publishing their own content.





SmartPros® Interactive

Media & Video, Web Development & Video Production

Our in-house custom development team works with clients to convert their existing education or training content – or to produce custom content from scratch – for delivery online or via interactive CD-ROM or DVD. We feature a full-service in-house video studio with editing and duplication services.



SmartPros® Marketing Services

Marketing Solutions to Accredited Professionals

This group is responsible for content management, advertising and lead-generation programs offered through the company's popular news and information portal.

In addition, we produce private-branded content solutions for our clients in the areas of industry-specific news headlines and newsletters. SmartPros marketing programs currently reach 300,000+ accredited professionals with one million targeted advertising impressions each month. All of our programs are available online and in print.

ENTERPRISE TRAINING TECHNOLOGY

SmartPros® Professional Educational Center (PEC)™

The SmartPros Professional Education Center is a turnkey Learning Management System (LMS) designed to manage educational subscriptions, student accounts, eCommerce, and reporting needs for corporations and associations. The PEC is co-branded with client logos and color schemes, and delivered using a hosted infrastructure that requires no client technology resources. Client and partner PECs are loaded with courseware designed to meet their unique organizational needs.

SmartPros® eCampus™

eCampus is SmartPros' new, award-winning, Learning Management System. SmartPros began migrating clients to this new platform in early 2011. The new system offers end-users and clients more features and control, including multiple languages. The new system increases efficiencies in producing and publishing content across all of our existing (and future) vertical markets. In addition, eCampus integrates with today's most popular corporate Learning Management Systems.

SmartPros® eLPLive™

SmartPros eLPLive™ live-video Webcasting platform offers clients the ability to broadcast video and presentation graphics from SmartPros Video Studio, or from any remote client location. SmartPros offers both retail courseware and private branded video seminars for its clients.

iReflect™ Training Software

iReflect empowers corporations and organizations to cost effectively and efficiently train and improve employee presentation and interaction without limit to geographic areas. Team members become effective and confident at delivering a company's core messaging by recording, watching and assessing their own physical presentations and interactions with others.



SmartPros

Knowledge for Professionals

Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Form 10-K. Certain statements in this discussion and elsewhere in this report constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See "Forward-Looking Statements" following the Table of Contents of this 10-K. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We measure our operations using both financial and other metrics. The financial metrics include revenues, gross margins, operating expenses and income from continuing operations. Other key metrics include (i) revenues by sales source, (ii) online sales, (iii) cash flows and (iv) EBITDA.

Some of the most significant trends affecting our business are the following:

- the increasing recognition by professionals and corporations that they must continually improve their skills and those of their employees in order to remain competitive;
- continuing and expanding professional education requirements by governing bodies, including states and professional associations;
- the plethora of new laws and regulations affecting the conduct of business and the relationship between employers and their employees;
- the increased competition in today's economy for skilled employees and the recognition that effective training can be used to recruit and train employees;
- the development and acceptance of the Internet as a delivery channel for the types of products and services we offer; and
- current economic conditions.

Over the last five years, our annual revenues have grown by approximately 40 percent from $12.5 million in 2006 to $17.6 million this year. This growth is due in large part to the acquisitions that we have completed in this period. We intend to continue focusing on acquisitions that will allow us to increase the breadth and depth of our current product offerings, including the general corporate market for compliance, governance and ethics. We will also consider acquisitions that will give us access to new markets and products. We prefer acquisitions that are accretive, as opposed to those that are dilutive, but ultimately the decision will be based on maximizing shareholder value rather than short-term profits. The size of the acquisitions will be determined, in part, by our size, the capital available to us and the liquidity and price of our stock. We may use debt to enhance or augment our ability to consummate larger transactions. There are many risks involved with acquisitions, some of which are discussed in Item 1 of Part 1 of this report under the caption "Certain Risk Factors That May Affect Our Growth and Profitability." These risks include identifying appropriate acquisition candidates, successfully negotiating the business, legal and financial terms of the acquisitions, integrating the acquired business into our existing operations and corporate structure, retaining key employees and minimizing disruptions to our existing business. We cannot assure that we will be able to identify appropriate acquisition opportunities or negotiate reasonable terms or that any acquired business or assets will deliver the shareholder value that we anticipated at the outset.

With respect to our performance for the recently completed 2010 fiscal year, the downturn in the economy affected us as well, resulting in decreased revenues and an operating loss. While we reduced our operating costs wherever possible, including headcount, we were unable to increase prices. We also experienced a dramatic decrease in custom work and decreased attendance in our live seminar business. Our core subscription-based business was able to remain relatively flat and we saw a small increase in revenues from our financial services division. All our other divisions and subsidiaries experienced a reduction in revenue for various reasons. Overall, revenue from our accounting/finance division increased, primarily attributable to our EEI division, which had its first full year of operations. As the overall business environment improves, we expect to recognize an increase in revenues from our major business units. On the expense side, EEI was a significant factor in the increase of operating expenses, as we absorbed a full year of its overhead costs, offset by reductions in staff and overhead from other divisions. We have reduced our overhead costs and continually monitor our direct and general and administrative costs and make the necessary adjustments where warranted. We are also constantly looking for new avenues for our existing products and we continue to expend a significant amount of money to upgrade our library, create new products and develop new technology.

Seasonality and Cyclicality

Historically, our operating results have fluctuated from quarter to quarter, primarily because a portion of our business is non-subscription based. Custom jobs and consulting work are subject to both the general business climate and client's needs. Our engineering revenue is subject to staffing levels in both the private and public sector and the timing of various licensing exams. In economic downturns, staff reductions result in fewer people taking professional engineering licensing exams. Our subscription-based revenue is spread over the life of the subscription which is generally one year and can be effected by staff reductions as well. With our acquisition of Loscalzo and EEI, these quarterly fluctuations have become more evident and we expect this trend to continue for the foreseeable future. Both Loscalzo and EEI generate most of their revenue from live training programs. In EEI's case, the revenue is recognized almost exclusively in the second and fourth quarters, when the sessions take place. In Loscalzo's case, the revenue tends to be recognized over the second, third and fourth quarters, with the fourth quarter revenue being the greatest. While the costs that are directly related to the production of this revenue are expensed over the same period, both Loscalzo and EEI have general and administrative expenses that are incurred ratably over the year, creating the fluctuations in our operating results.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements that have been prepared according to accounting principles generally accepted in the United States. In preparing these financial statements, we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. We evaluate these estimates on an ongoing basis. We base these estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We consider the following accounting policies to be the most important to the portrayal of our financial condition.

Revenues

A large portion of our revenues is in the form of subscription fees for any of our monthly accounting update programs or access to our library of accounting, financial services training and legal courses. Other sources of revenue include direct sales of programs or courses on a non-subscription basis or from various forms of live training, fees for Website design, software development, video production, course design and development, ongoing maintenance of the PEC, and licensing fees. Subscriptions are billed on an annual basis, payable in advance and deferred at the time of billing. Sales made over the Internet are by credit card only. Renewals are usually sent out 60 days before the subscription period ends. Larger transactions are usually dealt with by contract, the financial terms of which depend on the services being provided.

Revenues from subscription services are recognized as earned; deferred at the time of billing or payment and amortized into revenue on a monthly basis over the term of the subscription. Engineering products are non-subscription based and revenue is recognized upon shipment of the product or, in the case of online sales, payment. Revenues from live training are recognized when earned, usually upon the completion of the seminar or conference. Revenues from non-subscription services provided to customers, such as Website design, video production, consulting services and custom projects are generally recognized on a percentage of completion basis where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. We obtain either a signed agreement or purchase order from our non-subscription customers outlining the terms and conditions of the sale or service to be provided. Otherwise, these services are recognized as revenues after completion and delivery to the customer. Duplication and related services are generally recognized upon shipment or, if later, when our obligations are complete and realization of receivable amounts is assured.

Impairment of long-lived assets

The Company evaluates the carrying value of goodwill and the recoverability of identifiable intangible assets and other long-lived tangible assets during the fourth quarter of each year and or whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered or are impaired.

Goodwill is evaluated by comparing the value of the reporting unit to the reporting unit's carrying amount including goodwill. The fair value of the reporting unit is estimated using a combination of discounted cash flows approach and the market approach, which utilizes comparable company's data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of impairment loss must be measured. The impairment would be calculated by comparing the implied fair value of the reporting unit goodwill to its carrying amount. Any impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

The evaluation of the recoverability of identifiable intangible assets is measured by comparing the carrying amount of the asset against estimated undiscounted cash flows associated with it. Impairment may be caused by a number of factors, including a significant decrease in the market value of an asset or a significant adverse change in the manner in which the asset is being used. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

Upon completing our review and testing for the current period we believe that we have not incurred any impairment to such assets.

Stock-based compensation

Compensation costs are recognized in the financial statements for stock options or grants awarded to employees and directors. Options and warrants granted to non-employees are recorded as an expense at the date of grant based on the then estimated fair value of the security granted.

Segment reporting

All of our operations constitute a single segment, that of educational services. Revenues from non-educational services, such as video production are not a material part of our operating income.

Income taxes

We account for deferred tax assets available principally from our fixed and intangible assets and our net operating loss carryforwards in accordance with the Accounting Standards Codification. We make significant estimates and assumptions in calculating our current period income tax liability and deferred tax assets. The most significant of these are estimates regarding future period earnings. Our net deferred tax asset is estimated by management using a five-year taxable income projection.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Comparison of the years ended December 31, 2010 and 2009

The following table compares our statement of operations data for the years ended December 31, 2010 and 2009. The trends suggested by this table may not be indicative of future operating results, which will depend on various factors including the relative mix of products sold (accounting/finance, engineering or corporate training) and the method of sale (video or online).

Year ended December 31	2010 Amount	2010 Percentage	2009 Amount	2009 Percentage	Change
Net revenues	$17,623,417	100.0%	$19,274,533	100.0%	(8.6%)
Cost of revenues	8,047,614	45.7%	9,146,145	47.5%	(12.0%)
Gross profit	9,575,803	54.3.%	10,128,388	52.5%	(5.5%)
General and administrative	8,594,296	48.8%	8,694,779	45.1%	(1.2%)
Depreciation and amortization	1,127,439	6.4%	1,052,151	5.5%	7.2%
Total operating expenses	9,721,735	55.2%	9,746,930	50.6%	(0.3%)
Operating (loss) income	(145,932)	(0.8%)	381,458	2.0%	(138.3%)
Other income, net	36,149	0.2%	24,633	0.1%	46.8%
(Loss) income before provision for income taxes	(109,783)	(0.6%)	406,091	2.1%	(127.0%)
Income tax (provision)	(19,509)	(0.1%)	(7,408)	0.0%	163.4%
Net (loss) income	$ (129,292)	(0.7%)	$ 398,683	2.1%	(132.4%)

Net revenues

Net revenues for 2010 decreased 8.6 percent, compared to net revenues for 2009, primarily as a result of the decrease in custom work from Skye and decreases in other product lines. Our live training businesses now represent approximately 25 percent of our net revenues. Revenues from online sales of subscription-based products and other related sales accounted for approximately $7.1 million, or 40 percent, of our revenues.

Net revenues from sales of our accounting/finance products grew in both absolute dollars and as a percentage of total revenues, primarily as a result of a full year of operations by EEI. In 2010, net revenues from our accounting/finance and related products were $13 million, compared to $12.4 million in 2009. In each of 2010 and 2009 net revenues from accounting/finance products including both subscription and non-subscription based revenue was $8.1 million. Net revenues from live training, custom work and advertising were $5 million in 2010, as compared to $4.4 million in 2009. The difference is primarily attributable to EEI.

Net revenues from sales of our engineering products, which are not subscription-based, were $714,000 in 2010, compared to $746,000 in 2009. The decrease in engineering sales is due to the general economic climate as there are less exam candidates. However, this is not indicative of any long-term trends, as we are seeing renewed interest in some of our course material.

Net revenues from video production, duplication and consulting services decreased in 2010 to $121,000 from $305,000 in 2009, as a result of decreased consulting work and a reduction in video work as well. Video production and duplication income fluctuates annually, but overall they continue to decline. The duplication business has declined because tape is no longer used and we do not have the capability of doing very large DVD duplication projects. Our video production facility is primarily used for internal work and income results from the renting of our facilities and/or our equipment. Consulting work varies from year to year and sales are credited to the department from which they originate and not to the department where the work is performed.

Net revenues from SLE decreased from $705,000 in 2009 to $529,000 in 2010. This decrease was primarily due to a decrease of $33,000 from our Cognistar legal division, and a decrease of $143,000 from our ethics division. The decrease in Cognistar sales is due to the economy as many law firms have reduced staff and cut budgets. The ethics division's income is from custom consulting jobs and economic conditions have curtailed spending in that area as well.

Skye generated $1.08 million of net revenues in 2010, compared to $2.87 million in 2009. Skye produces customized training and educational material for the pharmaceutical industry, professional firms, financial services companies and others. It took Skye a much longer time to feel the effects of the economic downturn as it completed projects in early 2010 that began in 2009. Many companies have cut back on custom work or are assessing alternatives methods of production in an effort to reduce their costs.

Our financial services training division generated net revenues of $2.02 million in 2010, compared to only $1.97 million in 2009. The largest portion of the growth comes from FinancialCampus course sales, which are delivered over the Internet.

Our technology training division, WatchIT, generated net revenues of $121,000 in 2010, compared to $207,000 of revenues in 2009, due to a decrease in custom projects.

Cost of revenues

Cost of revenues includes (i) production costs, such as the salaries, benefits and other costs related to personnel, whether our employees or independent contractors, who are used directly in connection with producing or conducting our educational programs, (ii) royalties paid to third parties, (iii) the cost of materials, such as DVDs, printed matter and packaging materials and (iv) shipping costs. Compared to 2009, cost of revenues in 2010 decreased by approximately $1.1 million. This decrease is primarily due to decreased revenue from Skye, who employs a large amount of outsourced labor in completing their projects. Cost of revenues in 2010 decreased to 45.7 percent from 47.5 percent in 2009, resulting in a 4 percent increase in our gross profit margin. With the addition of Loscalzo and EEI, which together represent approximately 25 percent of our current net revenues, we anticipate a lower gross profit percentage as these businesses are more labor and cost intensive than our subscription-based products.

There are many different types of expenses that are characterized as production costs and they vary from period to period depending on many factors. The expenses that showed the greatest variations from 2009 to 2010 and the reasons for those variations are as follows:

- *Outside labor and direct production costs.* Outside labor includes the cost of hiring actors and production personnel such as directors, producers and cameramen and the outsourcing of non-video technology. It also includes the costs of instructors for live training and the production of those courses. These costs decreased by approximately $1 million in 2010 from 2009. Both Skye and our consulting/technology departments employ a number of consultants to write scripts, edit course material and provide technology services. Loscalzo and EEI employ a number of consultants to develop course material, in addition to hiring instructors to deliver programs throughout the United States. We have been outsourcing some of the programming and content development functions that were previously done by our employees to firms in India and China at a substantial savings. Direct production costs, which are costs related to producing videos other than labor costs – such as the cost of renting equipment and locations, and the purchase of materials -- decreased by $99,000. These variations are related to the type of video production and custom projects and do not reflect any trends in our business.

- *Salaries.* Overall payroll and related costs attributable to production personnel decreased by approximately $286,000. The decrease was primarily attributable to a reduction in head count in our Skye and SLE subsidiaries, as well as reductions in some of our other divisions, offset by a full year of related costs from our EEI acquisition. Our SLE and Skye salaries and related costs decreased by $267,000, this was offset by increased salaries from EEI of approximately $117,000. Reduction in salaries and related costs from our Loscalzo subsidiary accounted for approximately $67,000 in savings and our FinancialCampus division accounted for an additional $82,000 in savings, offset by an increase of $13,000 in our technology division.

- *Royalties.* Royalty expense increased in 2010, as compared to 2009, by approximately $30,000. Royalty expense is directly related to sales of certain products in our accounting and engineering catalogs, and as usage fluctuates so does our royalty expense. This increase was due to increased royalties in accounting education from one of our partners, offset by a decrease in royalties related to our engineering products. We often have to estimate the royalty expense due our partners, as the information may not be available. If volume increases or if we enter into new agreements or modify existing agreements, the actual royalty payments in 2011 under these agreements may be either higher or lower than they were in 2010.

- *Other costs.* This includes the cost of venues for our live training business, travel for instructors and others, shipping costs and other miscellaneous expenses. These other costs increased by $255,000, primarily related to EEI's live training business. The largest component of these expenses are venue, travel and course administration costs that increased by $221,000 in 2010 from 2009. The remaining increase was from increased shipping costs of $35,000 related to shipping instructional materials to the various venues, a substantial portion of which are charged to the clients. Travel costs incurred by Skye and Loscalzo are often billed to their respective clients.

As our business grows we may be required to hire additional production personnel, increasing our cost of revenues.

Selling general and administrative expenses

General and administrative expenses include corporate overhead such as (i) compensation and benefits for administrative, sales and marketing and finance personnel, (ii) rent, (iii) insurance, (iv) professional fees, (v) travel and entertainment and (vi) office expenses. General and administrative expenses in 2010 decreased from 2009 by $100,000; but as a percentage of net revenue it increased 3.7 percent. The decrease in terms of actual expenses is primarily from reductions in payroll and related costs as headcounts have been reduced. Reductions in compensation expense totaled $345,000 after recognizing a full year of EEI compensation expenses. Overhead expenses for advertising, promotional material and other selling expenses increased by approximately $203,000. This increase was primarily attributable to a full year of such costs for EEI. Exclusive of these increases, other overhead expenses increased approximately $42,000 primarily due to increases in our communication costs, the general increase in use of credit cards for payments and other miscellaneous costs. In addition, in conformity with applicable accounting standards, we are expensing the costs associated with the grants of options and restricted stock to employees and directors. This non-cash expense in 2010 was $193,000 and $236,000 in 2009. We anticipate that general and administrative expenses will remain constant in 2011 as we have now fully absorbed the EEI acquisition with its substantial marketing expenses and our costs remain constant.

Depreciation and amortization

Depreciation and amortization expenses were $75,000 higher in 2010 than they were in 2009. The increase is attributable to intangible assets acquired in the Loscalzo and EEI transactions, as well as from the capitalization of intangible assets developed internally – principally our new PEC, known as eCampus. The total cost of the intangible assets acquired in the Loscalzo and EEI transaction, exclusive of goodwill, was approximately $1,473,000, which is being amortized over various periods ranging from three to 10 years. The total capitalized cost of eCampus is $1,366,000 and is being amortized over five years. As we are always upgrading our computer hardware and systems, and because we have a number of projects in development, we expect our depreciation and amortization expenses on our fixed and intangible assets to increase.

Operating (loss) income

For 2010, our operating loss was $146,000, compared to an operating profit of $381,000 in 2009. The decrease in net revenues from our Skye subsidiary and our legal and ethics division are the primary reasons for the decrease in operating income.

Other income, net

Other income and expense items primarily consist of interest earned on deposits, offset by the loss from our joint venture in iReflect, LLC. We currently have no outstanding debt, other than normal trade payables. Net interest income increased by $23,000 due to the collection of interest from a note receivable that was repaid during the year. We do not anticipate an increase in interest income as interest rates continue to remain very low in 2010 and 2011. In addition, our joint venture in iReflect resulted in a loss of $21,000 in 2010, compared to a loss of $9,000 in 2009.

Income tax expense

In 2010, we recorded a net tax expense of $19,500, compared to a $7,400 expense in 2009. We have analyzed all of the components of the deferred tax assets and liabilities and have recorded a net benefit of $1.29 million after taking a valuation allowance of approximately $742,000, as compared to a net deferred tax asset of $1.25 million in the prior year. The 2010 tax expense consists of net federal income tax benefit of $44,000 offset by state and local income tax expense of approximately $63,500. In the prior year we recorded a net tax expense of $7,400 after recording a net federal tax benefit of $115,000 offset by state and local income tax expense of approximately $122,400.

Net (loss) income

For 2010, we recorded a net loss of $129,000, compared to a net income of $399,000 for 2009. The decrease in net income is primarily due to a decrease in gross profit and higher depreciation and amortization expenses offset by a decrease in general and administrative expenses.

Liquidity and Capital Resources

Historically, we have financed our working capital requirements through internally generated funds, sales of equity and debt securities and proceeds from short-term bank borrowings. At year-end, we had no indebtedness for borrowed money.

Our working capital as of December 31, 2010, was approximately $2.9 million compared to a $3.2 million working capital as of December 31, 2009. The decrease is attributable to a number of factors including the payment of approximately $200,000 in dividends, and the repurchase of our common stock for approximately $585,000. Our current ratio at December 31, 2010, is 1.44 to 1, compared to 1.48 to 1 at December 31, 2009. The current ratio is derived by dividing current assets by current liabilities and is a measure used by lending sources to assess our ability to repay short-term liabilities. The largest component of our current liabilities, approximately $5.5 million and $5.3 million at December 31, 2010 and 2009, respectively, is deferred revenue, which is revenue collected or billed but not yet earned under the principles of revenue recognition. Most of this revenue is in the form of subscription fees and will be earned over the next 12 months. The cost of fulfilling our monthly subscription obligation does not exceed this revenue and is booked to expense as incurred. For some of our products, there are no additional costs, other than shipping costs, required to complete this obligation as the material is already in our library.

For the year ended December 31, 2010, we had a net increase in cash of $287,000. We generated $1.8 million in cash from operations, offset by $716,000 used in investing activities including $350,000 for asset acquisitions and $357,000 for the capitalization of software and courses. In addition, we expended $585,000 for the purchase of treasury shares and $196,000 for the payment of dividends. The primary components of our operating cash flows are our net income adjusted for non-cash expenses, such as depreciation and amortization, and the changes in accounts receivable, accounts payable and deferred revenues.

In comparison, for the year ended December 31, 2009, we had a $94,000 increase in cash. That increase was a result of cash generated by operations of $1.8 million, offset by cash expended for investing activities of $1.7 million primarily for acquisitions of $4.1 million and $700,000 for various asset acquisitions or internal capitalization of intangibles.

Capital expenditures for the year ended December 31, 2010, were approximately $706,000, of which $349,000 consisted primarily of telecommunication equipment, computer equipment and software, most of which was for our off-site hosting facility, a requirement of SOX compliance. We capitalized $48,000 of costs for the production of various courses and $309,000 for capitalizing the costs of eCampus and other products. We are constantly reviewing and upgrading our technology. For fiscal 2011, we have budgeted approximately $275,000 for capital expenditures (other than software and course development costs)

In March 2011, our Board of Directors declared a dividend of $.0125 per common share payable on April 4, 2011, to shareholders of record on March 24, 2011.

Contractual Obligation, Commitments and Contingencies

As of December 31, 2010, we had commitments under various leases for our offices in Hawthorne, New York, the SLE office in Westborough, Massachusetts, Skye's offices in Bridgewater, New Jersey, and Loscalzo's office in Red Bank, New Jersey. The total aggregate commitment under these leases is approximately $3 million through January 2019. SLE recently entered into a new lease that expires in January 2012 and calls for a monthly rent of approximately $2,500. The Skye lease was recently extended to January 2014 at a monthly rental of $3,190 and the lease for the Loscalzo office expires on June 30, 2011, at a monthly rent of $5,000.

In the future, we may issue additional debt or equity securities to satisfy our cash needs. Any debt incurred or issued may be secured or unsecured, at a fixed or variable interest rate and may contain other terms and conditions that our Board of Directors deems prudent. Any sales of equity securities may be at or below current market prices. We cannot assure that we will be successful in generating sufficient capital to adequately fund our liquidity needs.

Interest Rate Risk

Interest rate risk represents the potential loss from adverse changes in market interest rates. As we may hold U.S. Treasury securities or money market funds, we may be exposed to interest rate risk arising from changes in the level and volatility of interest rates and in the shape of the yield curve.

Credit Risk

Most of our cash is held in deposit accounts, U.S. Treasury and non-Treasury money market funds. Our bank deposit accounts are insured by the U.S. government but only up to a maximum of $250,000 at any one bank. Our money market funds are held in a brokerage account that is insured by the Security Industry Protection Corp up to $500,000 and various brokerage firms may carry additional insurance from commercial insurance companies. Our cash balances vary from time to time based on a variety of factors but in most cases are significantly in excess of the insurable limit. As a result, we have exposure on these accounts in the event these financial institutions become insolvent.

In addition, we may have credit risk with respect to customers who default on custom orders or who default on subscription payments.

Recent Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board (FASB) issued an amendment to Topic 350, which provides further guidance on when to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Basis. This amendment affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. This amendment is effective for years ending after December 15, 2010. The implementation of this amendment did not have a material impact on our consolidated financial statements.

In December 2010, the FASB also issued an amendment to Topic 805, Business Combinations. The amendment describes the requirements for issuing pro-forma information related to business combinations that occurred in the current accounting period. This amendment is effective for periods ending after December 15, 2010. We believe that this amendment has no current impact on our consolidated financial statements as no acquisitions were made in 2010.

Consolidated Balance Sheets

December 31,	2010	2009
Assets		
Current Assets:		
Cash and cash equivalents	$ 7,007,541	$ 6,720,649
Accounts receivable, net of allowance for doubtful accounts of approximately $39,000 at December 31, 2010 and 2009	2,149,067	2,700,111
Prepaid expenses and other current assets	391,136	260,357
Total Current Assets	9,547,744	9,681,117
Property and Equipment, net	717,428	608,850
Goodwill	3,375,257	3,375,257
Other Intangibles, net	3,891,858	4,421,749
Other Assets, including restricted cash of $75,000 and $150,000 at December 31, 2010 and 2009, respectively	85,626	160,626
Deferred Tax Asset	1,290,000	1,250,924
Investment in Joint Venture, at cost	3,867	14,755
Total Assets	$18,911,780	$19,513,278
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 722,683	$ 776,059
Accrued expenses	391,626	446,929
Deferred revenue	5,514,388	5,299,450
Total Current Liabilities	6,628,697	6,522,438
Long-Term Liabilities:		
Other liabilities	32,901	23,187
Total Long-Term Liabilities	32,901	23,187
Total Liabilities	6,661,598	6,545,625
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, $.001 par value; 1,000,000 shares authorized, no shares issued and outstanding	–	–
Common stock, $.0001 par value; 30,000,000 shares authorized, 5,561,100 and 5,562,100 shares issued as of December 31, 2010 and 2009, respectively, and 4,873,826 and 5,076,305 shares outstanding as of December 31, 2010 and 2009, respectively	556	556
Common stock in treasury, at cost - 687,274 and 485,795 shares as of December 31, 2010 and 2009, respectively	(2,122,490)	(1,536,782)
Additional paid-in capital	17,607,921	17,610,392
Accumulated deficit	(3,235,805)	(3,106,513)
Total Stockholders' Equity	12,250,182	12,967,653
Total Liabilities and Stockholders' Equity	$18,911,780	$19,513,278

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31,	2010	2009
Net Revenues	$17,623,417	$19,274,533
Cost of Revenues	8,047,614	9,146,145
Gross Profit	9,575,803	10,128,388
Operating Expenses:		
Selling, general and administrative	8,594,296	8,694,779
Depreciation and amortization	1,127,439	1,052,151
Total Operating Expenses	9,721,735	9,746,930
Operating (Loss) Income	(145,932)	381,458
Other Income (Expense):		
Interest and dividend income, net	57,037	33,768
Loss from joint venture	(20,888)	(9,135)
Total Other Income	36,149	24,633
(Loss) Income before Provision for Income Taxes	(109,783)	406,091
Provision for Income Taxes	(19,509)	(7,408)
Net (Loss) Income	$ (129,292)	$ 398,683
Net (loss) income per Common Share:		
Basic net (loss) income per common share	$ (0.03)	$ 0.08
Diluted net (loss) income per common share	$ (0.03)	$ 0.08
Weighted Average Number of Common Shares Outstanding:		
Basic	4,946,058	5,043,045
Diluted	4,946,058	5,101,668

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2010 and 2009

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance, January 1, 2009	–	$ –	5,324,316	$532	$17,155,851	$(3,505,196)	$(1,525,723)	$12,125,464
Issuance of Shares from Restricted Stock Plan	–	–	153,959	16	151,959	–	–	151,975
Stock Compensation Expense	–	–	–	–	83,807	–	–	83,807
Shares Issued as Additional Purchase Consideration for Skye Multimedia, Ltd.	–	–	83,825	8	218,775	–	–	218,783
Purchase of Treasury Shares	–	–	–	–	–	–	(11,059)	(11,059)
Net Income	–	–	–	–	–	398,683	–	398,683
Balance, December 31, 2009	–	–	5,562,100	556	17,610,392	(3,106,513)	(1,536,782)	12,967,653
Dividends Paid	–	–	–	–	(196,421)	–	–	(196,421)
Stock Compensation Expense	–	–	–	–	61,200	–	–	61,200
Surrender of Shares from Restricted Stock Plan	–	–	(1,000)	–	–	–	–	–
Purchase of Treasury Shares	–	–	–	–	–	–	(585,708)	(585,708)
Stock Grant Expense	–	–	–	–	132,750	–	–	132,750
Net Loss	–	–	–	–	–	(129,292)	–	(129,292)
Balance, December 31, 2010	–	$ –	5,561,100	$556	$17,607,921	$(3,235,805)	$(2,122,490)	$12,250,182

See notes to consolidated financial statements.

SMARTPROS LTD AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31,	2010	2009
Cash Flows from Operating Activities:		
Net (loss) income	$(129,292)	$ 398,683
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	1,127,439	1,052,151
Stock compensation expense	193,950	235,782
Deferred income tax benefit	(39,076)	(120,000)
Loss from joint venture	20,888	9,135
Deferred rent	9,714	23,187
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets:		
Accounts receivable	551,044	414,028
Prepaid expenses and other current assets	(130,779)	42,828
Other assets	75,000	(5,013)
(Decrease) increase in operating liabilities:		
Accounts payable and accrued expenses	(108,679)	67,872
Deferred revenue	214,938	(322,606)
Total adjustments	1,914,439	1,397,364
Net Cash Provided by Operating Activities	1,785,147	1,796,047
Cash Flows from Investing Activities:		
Acquisition of property and equipment	(349,299)	(216,461)
Capitalized course costs	(47,801)	(100,212)
Capitalized software development	(309,026)	(344,204)
Investment in joint venture	(10,000)	–
Cash paid for business acquisitions	–	(348,715)
Adjustment to cash paid for goodwill	–	19,072
Additional purchase consideration for acquisition of Skye Multimedia Ltd.	–	(700,000)
Net Cash Used in Investing Activities	(716,126)	(1,690,520)
Cash Flows from Financing Activities:		
Purchase of treasury shares	(585,708)	(11,059)
Dividends paid	(196,421)	–
Net Cash Used in Financing Activities	(782,129)	(11,059)
Net Increase in Cash and Cash Equivalents	286,892	94,468
Cash and Cash Equivalents, beginning of year	6,720,649	6,626,181
Cash and Cash Equivalents, end of year	$7,007,541	$6,720,649
Supplemental Disclosures:		
Cash paid for interest	$ 2,199	$ 700
Cash paid for income taxes	$ 60,000	$ 85,000
Stock issued as additional purchase consideration paid for acquisition of Skye Multimedia Ltd.	$ –	$ 218,783

See notes to consolidated financial statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of operations - SmartPros Ltd. and Subsidiaries ("SmartPros" or the "Company"), a Delaware corporation, was organized in 1981 as Center for Video Education Inc. for the purpose of producing educational videos primarily directed to the accounting profession. SmartPros' primary products are periodic video and Internet subscription services directed to corporate accountants and financial managers, and accountants in public practice. In conjunction with the acquisitions of Loscalzo Associates, Ltd. (Loscalzo), and Executive Enterprises Institute (EEI), the Company is now a leading provider of live training to accounting, legal, and financial services professionals. In addition, the Company produces a series of continuing education courses directed to the engineering profession, a series of courses designed for candidates for the professional engineering exam, and training for information technology professionals. Its wholly owned subsidiary, SmartPros Legal and Ethics, Ltd. (SLE) produces ethics, governance, and compliance programs for corporate clients and, through its Cognistar division, produces online and customized training courses for the legal profession. Through its wholly owned subsidiary, Skye Multimedia Ltd. (Skye), the Company produces customized training solutions for a number of industries, including pharmaceuticals, professional services, and others. The Company has also acquired a library of nationally certified online training solutions for the banking, securities, and insurance industries, and courses designed for live training. SmartPros also produces custom videos and rents out its video production studio for a fee. SmartPros' corporate headquarters is located in Hawthorne, New York, where it maintains its corporate offices, new media lab, and video production studio

Basis of presentation - The consolidated financial statements of SmartPros include the accounts of SmartPros and its wholly owned subsidiaries, SLE, Skye, and Loscalzo. All significant intercompany balances and transactions have been eliminated.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - The Company recognizes revenue from its subscription services as earned. Subscriptions are generally billed in advance on an annual basis, deferred at the time of billing and amortized into revenue on a monthly basis over the term of the subscription, generally one year. Engineering products are non-subscription based and revenue is recognized upon shipment or, in the case of online sales, upon receipt of payment. Revenues from other non-subscription services, such as Website design, video production, consulting services, and custom projects, are recognized on a percentage of completion method where sufficient information relating to project status and other supporting documentation is available. The contracts may have different billing arrangements resulting in either unbilled or deferred revenue. The Company obtains either signed agreements or purchase orders from its non-subscription customers outlining the terms and conditions of the products or services to be provided. Otherwise, revenues are recognized after completion and/or delivery of services to the customer. Revenues from live training programs are recognized upon completion of the conference or seminar, which usually last one to three days. Expenses directly related to the seminars, including marketing costs, are charged to operations in the period in which the seminar is held.

Segment reporting - The Company has evaluated the requirements under Topic 280, Segment Reporting, of the Accounting Standards Codification (ASC). The Company's management monitors the revenue streams of its various products and services; however, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's operations are considered to be aggregated in one reportable segment, educational services.

Cash and cash equivalents - All highly liquid instruments with an original maturity of three months or less are considered cash equivalents. From time to time, the Company invests a portion of its excess cash in money market accounts that are stated at cost and approximate market value.

Concentration of credit risk - Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable. From time to time, the cash balances exceed the Federal Deposit Insurance Corporation (FDIC) coverage limit of $250,000. The Company's cash balances are deposited with high credit quality financial institutions to mitigate this risk. No single customer represents a significant concentration (over 10%) of sales or receivables. With the recent economic downturn in the banking sector, the Company closely monitors its cash investments in money market funds.

Accounts receivable - Accounts receivable are recorded at net realizable value which is the original invoice amount less an allowance that management believes will be adequate to absorb estimated losses on existing accounts receivable. The allowance is established through a provision for bad debts charged to operations. Accounts receivable are charged against the allowance for doubtful accounts when management believes that collectibility is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectibility of accounts receivable and prior bad debt experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific problem accounts receivable, and current economic conditions that may affect the customer's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Accounts receivable are generally considered to be past due if any portion of the receivable balance is outstanding for more than 90 days.

Property and equipment - Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives, ranging from three to 10 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the life of the lease. Expenditures for maintenance and repairs are charged to operations as incurred and major expenditures for renewals and improvements are capitalized and depreciated over their useful lives.

Impairment of long-lived assets - The Company accounts for long-lived assets in accordance with the provisions of Topic 350 of the ASC, "Intangibles-Goodwill and Other". This topic establishes financial accounting and reporting standards for the impairment of long-lived assets and certain intangibles related to those assets to be held and used, and for long-lived assets and certain intangibles to be disposed of. The topic requires, among other things, that the Company review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If this review indicates that the long-lived asset will not be recoverable, as determined based on the estimated undiscounted cash flows of the Company over the remaining amortization period, the carrying amount of the asset is reduced by the estimated shortfall of cash flows. The Company believes that none of the long-lived assets were impaired as of December 31, 2010 and 2009.

Goodwill - Goodwill represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identified intangible assets. Goodwill is assessed at least annually for impairment and any such impairment is recognized in the period identified. The Company performed its assessment and determined that goodwill is not impaired as of December 31, 2010 and 2009.

Intangible assets - Intangible assets are amortized on a straight-line basis over their estimated useful lives, which vary from three to 19 years. The Company performs an annual assessment of its intangible assets and found no impairments as of December 31, 2010 and 2009.

Capitalized course costs - Capitalized course costs include the direct cost of internally developing proprietary educational products and materials that have extended useful lives. Amortization of these capitalized course costs commences when the courses are available for sale from the Company's catalog. The Company has capitalized approximately $48,000 and $100,000 on such costs for the years ended December 31, 2010 and 2009, respectively. The amortization period is generally five years for courses either purchased or developed internally. Other course costs incurred in connection with any of the Company's monthly subscription products or custom work is charged to operations as incurred. Included in other intangible assets are course costs net of accumulated amortization of $307,000 and $491,000 at December 31, 2010 and 2009, respectively.

Capitalized software development - The Company has developed a new Learning Management System (LMS) as well as other products and has capitalized those costs in accordance with the provisions of Topic 985 of the ASC, "Software". Total capitalized costs were $1,627,000 and $1,339,000 as of December 31, 2010 and 2009, respectively. The Company began amortizing certain of these costs over a five-year period commencing when the LMS was placed in service during 2008. Amortization expense for 2010 and 2009 was approximately $297,000 and $207,000, respectively.

Deferred revenue - Deferred revenue related to subscription services represents the portion of unearned subscription revenue, which is amortized on a straight-line basis, as earned. Deferred revenue related to Web site design and video production services represents that portion of amounts billed by the Company, or cash collected by the Company, for which services have not yet been provided or earned in accordance with the Company's revenue recognition policy.

Income taxes - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company measures and recognizes the tax implications of positions taken or expected to be taken in its tax returns on an ongoing basis. The Company had no unrecognized tax benefits or liabilities, and no adjustment to its financial position, results of operations, or cash flows relating to uncertain tax positions taken on all open tax years. The Company is no longer subject to federal, state or local income tax examinations by tax authorities for the years before 2007.

Net income (loss) per share - Basic net income (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of stock options and warrants and non-vested shares of common stock. For the year ended December 31, 2010, the inclusion of common stock equivalents would be anti-dilutive.

The reconciliation is as follows:

Years Ended December 31,	2010	2009
Weighted Average Number of Shares Outstanding	4,946,058	5,043,045
Effect of Dilutive Securities, common stock equivalents	–	58,623
Weighted Average Number of Shares Outstanding, used for computing diluted earnings per share	4,946,058	5,101,668

Stock-based compensation - The Company accounts for stock-based compensation in accordance with ASC Topic 718, "Stock Compensation". Under the fair value recognition provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the vesting period. Determining the fair value of share-based awards at the grant date requires assumptions and judgments about expected volatility and forfeiture rates, among other factors.

Advertising costs - Advertising costs are expensed as incurred and were approximately $115,000 and $125,000 for the years ended December 31, 2010 and 2009, respectively.

Reclassifications - Certain prior year balances have been reclassified to conform with the current year's presentation. The reclassifications have no effect on the Company's financial position or results of operations.

New accounting pronouncements - In December 2010, the Financial Accounting Standards Board ("FASB") issued an amendment to Topic 350 that provides further guidance on when to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Basis. This amendment affect all entities that have recognized goodwill and have one or more reporting units whose carrying amount for purposes of performing Step 1 of the goodwill impairment test is zero or negative. This amendment is effective for years ending after December 15, 2010. The implementation of this amendment did not have a material impact on our consolidated financial statements.

In December 2010, the FASB also issued an amendment to Topic 805, Business Combinations. The amendment describes the requirements for issuing pro-forma information related to business combinations that occurred in the current accounting period. This amendment is effective for periods ending after December 15, 2010. The Company believes that this amendment has no current impact on its consolidated financial statements as no acquisitions were made in 2010.

Note 2. Acquisitions and Joint Venture

In July 2009, the Company acquired substantially all of the operating assets and assumed certain liabilities of EEI for approximately $349,000. The purchase price was allocated to course costs of $313,000 which is being amortized over a five-year period, prepaid expenses of $81,000, and deferred revenue of $45,000. EEI provides live training to accountants, financial professionals, and attorneys through seminars conducted throughout the United States. It also conducts live classroom-style training for its clients.

In 2008, our Skye subsidiary formed a joint venture with Education and Training Systems International (ETSI) for the purpose of marketing its iReflect product and invested $35,000 in this joint venture. iReflect is an interactive, Web-based tool used for the development of marketing and presentation skills. The investment in the joint venture is accounted for using the equity method and Skye has reduced the carrying amount of its investment by its share of losses in the joint venture, net of any additional capital contributions.

Note 3. Property and Equipment, net

The components of property and equipment are as follows:

December 31,	2010	2009
Furniture, Fixtures and Equipment	$4,577,624	$4,228,325
Leasehold Improvements	189,709	189,709
	4,767,333	4,418,034
Less Accumulated Depreciation	4,049,905	3,809,184
	$ 717,428	$ 608,850

Depreciation expense for the years ended December 31, 2010 and 2009, was approximately $241,000 and $216,000, respectively.

Note 4.
Goodwill and Other Intangible Assets, net

The components of intangible assets are as follows:

Years Ended December 31,	2010	2009
Engineering Courses	$2,766,837	$2,766,837
Rights to CPA Report (CPAR)	1,700,000	1,700,000
Pro2Net Courses (P2N)	837,504	837,504
Course Costs	1,145,001	1,097,200
Customer Lists	1,041,746	1,041,746
Restrictive Covenant	200,000	200,000
Trade Name	350,000	350,000
Capitalized Software Development	1,647,727	1,338,701
FinancialCampus	340,894	340,894
Other Intangible Assets	803,330	803,330
	10,833,039	10,476,212
Less Accumulated Amortization	6,941,181	6,054,463
	$3,891,858	$ 4,421,749

The aggregate amortization expense for the years ended December 31, 2010 and 2009, was approximately $887,000 and $836,000, respectively.

Estimated amortization expense for each of the five years subsequent to December 31, 2010, is as follows:

Years Ending December 31,	
2011	$ 754,000
2012	631,000
2013	514,000
2014	340,000
2015	307,000

The following table presents the changes in the carrying amount of goodwill and other intangible assets during the years ended December 31, 2010 and 2009:

	Goodwill	Other Intangible Assets
Balance, January 1, 2009	$3,394,329	$4,500,639
Amortization Expense	–	(836,552)
Goodwill and Intangible Assets Acquired	(19,072)	757,662
Balance, December 31, 2009	3,375,257	4,421,749
Amortization Expense	–	(886,718)
Intangible Assets Acquired	–	356,827
Balance, December 31, 2010	$3,375,257	$3,891,858

The reduction in goodwill of $19,072 in 2009 represents an adjustment to the additional post closing consideration paid to Skye and an adjustment to the Loscalzo purchase price.

Note 5.
Income Taxes

At December 31, 2010 and 2009, the Company has a net deferred tax asset of approximately $1,290,000 and $1,251,000 respectively, primarily resulting from the expected future benefit of available net operating loss carryforwards and other temporary differences. Realization of deferred tax assets depends on sufficient future taxable income during the period that deductible temporary differences and loss carryforwards are expected to be available to offset future taxable income of approximately $3,000,000 which expire through 2025.

The components of the provision for income taxes are as follows

Years Ended December 31,	2010	2009
Current:		
Federal	$ –	$ (5,000)
State	(58,585)	(122,408)
Total Current	(58,585)	(127,408)
Deferred:		
Federal	33,216	102,000
State	5,860	18,000
Total Deferred	39,076	122,000
	$ (19,509)	$ (7,408)

Included in current state income tax expense for the years ended December 31, 2010 and 2009, are approximately $24,000 and $65,000, respectively, of income tax under accruals from the prior year.

The temporary differences and net operating loss carryforward give rise to the following deferred tax assets:

Years Ended December 31,	2010	2009
Net Operating Loss	$1,370,000	$1,247,000
Depreciation and Amortization of Property, Equipment and Intangibles	504,000	569,000
Stock Option and Restricted Stock Compensation Expense	145,000	116,000
Other	13,000	8,924
	2,032,000	1,940,924
Less Valuation Allowance	742,000	690,000
Deferred Tax Asset	$1,290,000	$1,250,924

These amounts have been classified on the accompanying consolidated balance sheets as non current.

A reconciliation of income tax expense at the federal statutory rate to income tax expense at the Company's effective rate is as follows:

Years Ended December 31,	2010	2009
U.S. Federal Statutory Income Tax Rate	(34.00%)	34.00 %
State Income Tax Rate, net of federal benefit	(6.00%)	6.00 %
Travel and Entertainment	(9.30%)	3.00 %
Prior Years' True-ups	(12.00%)	14.50 %
Change in Valuation Allowance	41.00%	(67.00%)
Other	5.20%	7.70 %
Effective Income Tax Rate	(15.10%)	(1.80%)

Note 6. Stock Incentive Plan

The Company's 2009 Incentive Compensation Plan (the "Plan"), as approved by the stockholders at the annual meeting held in June 2009, replaced the expired 1999 Stock Option Plan. The Plan provides for the grant of up to 800,000 shares of non-qualified stock options and restricted stock awards to employees, directors and consultants. Future restricted stock grants may not exceed 200,000 shares. The Plan incorporated the outstanding shares at the time of adoption. As of December 31, 2010, there were 409,798 options outstanding, of which 321,239 are currently exercisable and there were 111,038 restricted stock grants outstanding. As of December 31, 2010, the Plan had a net balance of 183,388 shares reserved for the issuance of future grants. The Plan is administered by the Compensation Committee of the Board of Directors of the Company. The administrator of the Plan determines the terms of options, including the exercise price, expiration date, number of shares, and vesting provisions.

The weighted average estimated fair value of stock options granted for the year ended December 31, 2010 and 2009 was $2.34 and $2.69, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes Option Pricing Model. The Company takes into consideration guidance under ASC Topic 718, "Stock Compensation" when reviewing and updating assumptions. The expected volatility is based upon historical volatility of the Company's stock and other contributing factors. The expected term is based upon observation of the actual time elapsed between the date of grant and the exercise of options for all employees. Previously, such assumptions were determined based on historical data.

The assumptions made in calculating the fair values of options are as follows:

Years Ended December 31,	2010	2009
Contractual Term	10 years	10 years
Expected Volatility	40%	40%-45%
Expected Dividend Yield	0%	0%
Risk-Free Interest Rate	1.27%	2.0% - 2.1%
Expected Term	5.0 years	4.5 years

For the years ended December 31, 2010 and 2009, stock-based compensation expense related to stock options granted was approximately $61,000 and $84,000, respectively. As of December 31, 2010, the fair value of unamortized compensation cost related to unvested stock option awards was approximately $33,000. Unamortized compensation cost as of December 31, 2010, is expected to be recognized over a remaining weighted-average vesting period of three years.

As of December 31, 2010, the options had no intrinsic value, which is the difference between the exercise price and closing price of the Company's common stock of options outstanding and exercisable.

In November 2010, the Company granted 5,000 stock options, exercisable over ten years from the date of grant at $2.34 per share. These options vest over a three-year period.

In February 2009, the Company granted stock options and restricted stock awards to certain officers, senior management, and employees. All of the awards were granted at $2.54. Included in the grant are 55,750 stock options and 116,616 restricted stock grants, all of which have various vesting schedules ranging from February 2009 through February 2013.

In July 2009, the Company granted 10,000 fully vested stock options immediately exercisable at a price of $3.50 in conjunction with the acquisition of EEI.

A summary of all stock option activity is as follows:

Years Ended December 31, 2010 and 2009	Number of Options	Weighted Average Exercise Price
Outstanding, January 1, 2009:	365,144	$4.71
Options granted	65,750	2.69
Options forfeited/expired	(20,773)	4.32
Options exercised	–	–
Outstanding, December 31, 2009	410,121	4.40
Options granted	5,000	2.34
Options forfeited/expired	(5,323)	4.95
Options exercised	–	–
Outstanding, December 31, 2010	409,798	4.37
Exercisable, December 31, 2010	321,239	4.49

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Remaining Contractual Life (Years)
$2.00-$2.99	101,650	5.68	$2.53	58,516	4.41
$3.00-$3.99	35,150	5.98	3.34	35,150	5.98
$4.00-$4.99	36,642	4.64	4.19	36,642	4.64
$5.00-$5.99	236,356	1.97	5.35	190,931	0.75
	409,798	3.47	4.37	321,239	2.43

A summary of the non-vested options and activity for the year ended December 31, 2010 is as follows:

December 31, 2009	Options	Weighted Average Grant Date Fair Value
Non-vested, January 1, 2010	105,041	1.62
Granted	5,000	2.34
Vested	(20,582)	3.07
Forfeited	(900)	3.25
Non-vested, December 31, 2010	88,559	1.62

Note 7.
Stockholders' Equity

In 2009, the Company's Compensation Committee granted certain officers and key employees 98,500 shares of restricted common stock, of which 48,500 shares vest three years from issuance and 50,000 shares vest one-quarter each year commencing one year from issuance. In addition, as part of their 2008 bonus, certain employees were issued 18,116 shares of restricted common stock, of which one-third vested immediately and one-third will vest each year thereafter.

In addition, in 2009, the Company purchased 3,046 shares of common stock from a key employee for $11,059.

In 2010 the Company purchased 201,479 shares of its common stock for $585,708.

Note 8.
Commitments and Contingencies

Operating leases - The Company leases office space and production and warehouse facilities in Hawthorne, New York; Westborough, Massachusetts; Bridgewater, New Jersey; and Red Bank, New Jersey. The office in Red Bank, New Jersey, is owned by an affiliate of the president of Loscalzo. Future minimum lease payments are as follows:

Year Ending December 31,	
2011	$ 422,000
2012	379,000
2013	377,000
2014	342,000
2015	339,000
Thereafter	1,099,000
	$2,958,000

Rent expense is recorded on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2010 and 2009, was approximately $439,000 and $450,000, respectively.

Rent to Loscalzo was $60,000 for each of the years ended December 31, 2010 and 2009.

The Company arranged for a $75,000 letter of credit representing a security deposit for the Hawthorne, New York, lease. The Company has pledged a $75,000 certificate of deposit to the bank, issuing the letter of credit as collateral for the letter of credit and the restricted cash account is included in other assets.

Employment agreements - The Company has entered into employment agreements with its key senior executives.

- The employment agreement with the Company's chief executive officer was renewed in February 2007, and is for a term of three years. The agreement renews automatically for a new three-year term at the end of the first year of each three-year term, unless either party gives notice of their intent not to renew before the end of the first year of each three-year term.
- The chief financial officer's agreement was renewed in July 2008 and expires in June 2011.
- The employment agreement with the president was renewed on October 1, 2008, for a period of three years.
- The chief technology officer's agreement was renewed on March 1, 2010, for a period of two years.

- The agreement with the president of Skye was renewed on February 1, 2010, for a two-year period. The agreement requires an annual base salary plus incentives if certain goals are met. The previous agreement, which expired on January 31, 2010, also required certain incentive payments and approximately $15,000 in such payments was accrued for the year ended December 31, 2009.

Each employment agreement provides for specified annual base salaries, subject to increases at the discretion of the Company's board of directors. Under certain agreements, if the Company terminates any executive's employment without cause, or if an executive terminates his employment for good reason, the executive is entitled to receive certain severance benefits.

The aggregate commitments under the employment agreements for the senior executives described above approximated $888,000 payable in 2011 and $369,000 payable in 2012.

Litigation - The Company is involved in litigation through the normal course of business. The Company believes that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company. Currently, there are no pending litigations.

Note 9. Fair Value of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current assets and current liabilities - The fair values of cash, accounts receivables, payables, and certain other short-term financial instruments approximate their carrying values due to their short-term maturities.

Note 10. Subsequent Events

In March 2011, the Company's compensation committee granted 55,833 shares of its common stock from its 2009 Plan to certain key officers, employees, and directors. Of these grants, 42,333 vest one-third on each one-year anniversary from date of issuance. The remaining 13,500 grants vest three years from date of issuance. The price of the stock at the grant date was $2.35.

In February 2011, the Company granted 5,000 stock options, which vest one-third on each one-year anniversary from date of issuance and are exercisable over a ten-year period. The stock options are exercisable at a price of $2.34.

In January 2011, the Company purchased 10,000 shares of common stock from a key employee for $24,100.

The Company reviewed events for inclusion in the consolidated financial statements through the filing date of its financial statements.

Report of Independent Registered Accounting Firm

Board of Directors
SmartPros Ltd.
Hawthorne, New York

We have audited the accompanying consolidated balance sheets of SmartPros Ltd. and Subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SmartPros Ltd. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Holtz Rubenstein Reminick LLP

New York, New York
March 29, 2011

Directors, Officers and Corporate Information

Board of Directors

Allen S. Greene
Chairman of the Board
Chief Executive Officer
SmartPros Ltd.

Jack Fingerhut
Director
President
SmartPros Ltd.

John J. Gorman, Esq.
Director
Partner
Luse Gorman Pomerenk & Schick, PC

Martin H. Lager
Director
Owner
Martin H. Lager CPA

Leonard J. Stanley
Director
Financial Services Consultant

Corporate Officers

Allen S. Greene
Chief Executive Officer
Chairman of the Board

Jack Fingerhut
President
Director

Stanley Wirtheim
Chief Financial Officer

Joseph Fish
Chief Technology Officer
Executive Vice President

Karen Stolzar
Vice President
Corporate Secretary

Stephen Henn
Ethics Officer, SmartPros Ltd.
President
SmartPros Legal & Ethics Ltd.

Senior Management & Division Heads

Mike Fowler
Senior Vice President
Business Development

Shane Gillispie
Vice President
Marketing & eCommerce

Jeffrey Jacobs
Vice President & Publisher

Bruce Pounder
Vice President
Accounting Programs

Jay Gregory
Vice President, Operations
Financial Services

Mark Luciano
Vice President
Engineering & Channel Partners

Glenn Shapiro
President
Executive Enterprise Institute

John Fleming
President
Loscalzo Associates, Ltd.

Seth Oberman
President
Skye Multimedia Ltd.

Corporate Headquarters

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620
www.smartpros.com

Subsidiaries

SmartPros Legal & Ethics Ltd.
69 Milk Street
Suite 201
Westborough, MA 01581
(508) 366-3600
www.smartpros.com/legal&ethics

Skye Multimedia Ltd.
1031 Route 22 West
Suite 301
Bridgewater, NJ 08807
(908) 429-0099
www.skyemm.com

Loscalzo Associates, Ltd.
130 Monmouth Street
Red Bank, NJ 07701
(732) 741-1600
www.loscalzo.com

Stock Market Information

The common stock of SmartPros Ltd. trades on the NASDAQ Capital Market under the symbol SPRO.

Stock Transfer Agent & Registrar

American Stock Transfer
& Trust Company
59 Maiden Lane
Plaza Level
New York, NY 10038
(800) 937-5449

The Transfer Agent is responsible for handling shareholder questions regarding lost stock certificates, address changes and changes of ownership or name in which shares are held.

Independent Auditors

Holtz Rubenstein Reminick LLP
1430 Broadway
New York, NY 10018

Legal Counsel

Morse, Zelnick, Rose & Lander LLP
405 Park Avenue
Suite 1401
New York, NY 10022

ZAHOR DESIGN OFFICE INC. WWW.ZAHORDESIGN.COM



Knowledge for Professionals

SmartPros Ltd.
12 Skyline Drive
Hawthorne, NY 10532
(914) 345-2620

www.smartpros.com

